FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001-52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) (“Company”) invites investors, analysts and the market in general to attend its Annual Conference Call with the Company’s top management.

DECEMBER 4, 2018 (TUESDAY)

ENGLISH:

11:00 AM (US EST)

02:00 PM (Brasilia)

Phone (USA): +1 (646) 828-8246

Phone (London): +44 (20) 7442-5660

Phone (BR): +55 (11) 3193-1001

Code: COSAN LIMITED

For webcast: ir.cosanlimited.com

Replay: +55 (11) 3193-1012

Code: 217478#

Please connect 15 minutes prior to the start of the conference. For further information, please contact the Investor Relations team.

São Paulo, November 26, 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer